EXHIBIT D

                              FORM OF AMENDMENT
                                    TO
                        CERTIFICATE OF INCORPORATION
                                    OF
                      RAMTRON INTERNATIONAL CORPORATION


Ramtron International Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the first numbered paragraph of Article FOURTH of the Certificate of Incorporation, as amended, is hereby deleted and the following is substituted in lieu thereof:

"FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 85,000,000, consisting of 75,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per shares (the "Preferred Stock").

Immediately upon the filing of this Amendment to the Certificate of Incorporation (the "Effective Time"), each one and one-half (1.5), two (2), two and one half (2.5), three (3), three and one-half (3.5), four (4), four and one half (4.5), and five (5) shares of the Common Stock, issued and outstanding immediately prior to the Effective Time (the "Old Common Stock"), shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, be combined, converted and changed into one
(1) fully paid and nonassessable share of Common Stock (the "New Common Stock" and the "Reverse Stock Split"), subject to the treatment of fractional share interests as described below. The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time regardless of when the certificates representing such Old Common Stock are physically surrendered to the Corporation in exchange for certificates representing New Common Stock. After the Effective Time, certificates representing the Old Common Stock will, until surrendered to the Corporation in exchange for New Common Stock, represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Amendment and the right to receive cash in lieu of any fractional share interest. No certificates representing fractional shares of New Common Stock shall be issued in connection with the Reverse Stock Split. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock shall be entitled to receive in lieu of fractional shares and upon surrender to the Corporation's transfer agent of their certificates representing Old Common Stock, duly endorsed, a cash payment in an amount equal to the product calculated by multiplying (i) the closing sales price of the Corporation's

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Common Stock on the Effective Date as reported on The Nasdaq Stock Market or, if no such sales price exists, the mid-range between the last bid and asked price on the Effective Date by (ii) the number of shares of Old Common Stock held by such holder that would otherwise have been converted into a fractional share interest. Upon surrender by a holder of Old Common Stock of a certificate or certificates for Old Common Stock, duly endorsed, to the Corporation's transfer agent, the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Old Common Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of New Common Stock to which such holder shall be entitled as aforesaid together with cash in lieu of any fractional share interest."

SECOND: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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